Mail Stop 4561

October 9, 2007

Mr. Gregory E. Smith
Chief Financial Officer
Federal Trust Corporation.
312 West 1ˢᵗ Street
Sanford, Florida 32771

> **RE:** **Federal Trust Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 001-31724**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 53

1.   We note "proceeds from sales of loans held-for-sale" significantly exceed "loans originated for resale" for each of the periods presented. Please tell us how you classify sales of loans not specifically originated for resale. Refer to paragraph 9 of SFAS 102.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

Item 4- Controls and Procedures, page 23

2.   We note your statement here and similar disclosure in your March 31, 2007
        10-Q, that your chief executive officer and your chief financial officer "have
        concluded the company's disclosure controls and procedures were *adequate*."
        It does not appear that your certifying officers have reached a conclusion that
        your disclosure controls and procedures are *effective*. Please tell us and in
        future filings disclose your officers' conclusions regarding the effectiveness of
        your disclosure controls and procedures.

****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant